QuickLinks -- Click here to rapidly navigate through this document

FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE SIX MONTHS ENDED JUNE 30, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

F O R M 6 K

for the six months
ended June 30 of
Fiscal Year 2005

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2004 AND JUNE 30, 2005

	December 31, 2004		June 30, 2005 (Unaudited)		June 30, 2005 (Unaudited)
	(Thousands of Euro)				(Thousands of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	EURO	257,349	EURO	381,362	$461,372
Accounts receivable—net		406,437		554,591	670,944
Sales and income taxes receivable		33,120		32,446	39,253
Inventories		433,158		399,833	483,718
Prepaid expenses and other		69,151		78,188	94,592
Asset held for sale—Pearle Europe		143,617		—	—
Net deferred tax assets—current		104,508		87,362	105,691

Total current assets		1,447,340		1,533,782	1,855,570

PROPERTY, PLANT AND EQUIPMENT—net		599,245		685,379	829,172

OTHER ASSETS
Goodwill		1,500,962		1,678,741	2,030,941
Intangible assets—net		972,091		1,019,842	1,233,804
Investments		13,371		14,520	17,566
Other assets		23,049		55,989	67,735

Total other assets		2,509,473		2,769,092	3,350,046

TOTAL	EURO	4,556,058	EURO	4,988,253	$6,034,788

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	EURO	290,531	EURO	410,148	$496,197
Current portion of long-term debt		405,369		245,388	296,870
Accounts payable		222,550		282,808	342,141
Accrued expenses and other		376,779		423,240	512,036
Accrual for customers' right of return		8,802		12,368	14,963
Income taxes payable		12,722		35,565	43,027

Total current liabilities		1,316,753		1,409,517	1,705,234

LONG-TERM LIABILITIES
Notes payable		221,598		247,975	300,000
Long-term debt		1,055,897		1,151,001	1,392,481
Liability for termination indemnities		52,656		54,602	66,057
Net deferred tax liabilities—non current		215,891		205,904	249,103
Other		173,896		203,996	246,793

Total long-term liabilities		1,719,937		1,863,478	2,254,434

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES		23,760		14,052	17,000

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—455,205,473 and 456,367,573 ordinary shares authorized and issued at December 31, 2004 and June 30, 2005, respectively; 448,770,687 and 449,932,787 shares outstanding at December 31, 2004 and June 30, 2005, respectively.		27,312		27,382	33,127
Additional paid-in capital		47,167		57,819	69,949
Retained earnings		1,812,073		1,875,995	2,269,579
Accumulated other comprehensive loss		(320,958)		(190,003)	(229,865)

Total		1,565,594		1,771,193	2,142,789
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2004 and June 30, 2005		69,987		69,987	84,670

Shareholders' equity		1,495,607		1,701,206	2,058,121

TOTAL	EURO	4,556,058	EURO	4,988,253	$6,034,788

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2098 on June 30, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

	2004		2005		2005
	(Thousands of Euro)(2)				(Thousands of US dollars)(1)(2)

NET SALES	EURO	1,580,830	EURO	2,182,567	$2,640,470
COST OF SALES		498,888		698,478	845,018

GROSS PROFIT		1,081,942		1,484,089	1,795,451

OPERATING EXPENSES:
Selling and advertising		660,614		950,424	1,149,823
General and administrative		162,091		231,494	280,061

Total		822,705		1,181,917	1,429,885

INCOME FROM OPERATIONS		259,237		302,172	365,567

OTHER INCOME (EXPENSE):
Interest income		2,169		3,215	3,890
Interest expense		(24,380)		(31,753)	(38,415)
Other—net		1,583		7,576	9,165

Other income (expense)—net		(20,628)		(20,962)	(25,360)

INCOME BEFORE PROVISION FOR INCOME TAXES		238,609		281,210	340,208
PROVISION FOR INCOME TAXES		83,523		106,860	129,279

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		155,086		174,350	210,928
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES		4,943		6,945	8,402

NET INCOME	EURO	150,143	EURO	167,405	$202,526

EARNINGS PER SHARE:
Basic	EURO	0.34	EURO	0.37	$0.45

Diluted	EURO	0.33	EURO	0.37	$0.45

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic		448,112.9		449,524.0
Diluted		450,033.8		452,216.6

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2098 on June 30, 2005 (see Note 7).

(2)
Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital			Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income		Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2005	455,205,473	27,312	47,167	1,812,073		(320,958)	(69,987)	1,495,607
Exercise of stock options	1,162,100	70	10,652					10,722
Translation adjustment					132,327	132,327		132,327
Change in fair value of derivative instruments, net of taxes					(1,371)	(1,371)		(1,371)
Dividends declared				(103,484)				(103,484)
Net income				167,405	167,405			167,405

Comprehensive income					298,361

BALANCES, June 30, 2005	456,367,573	27,382	57,819	1,875,994		(190,002)	(69,987)	1,701,206

Comprehensive income (Thousands of US dollars)(1)					$360,958

BALANCES, June 30, 2005 (Thousands of US dollars)(1)	456,367,573	$33,127	$69,949	$2,269,579		$(229,865)	$(84,670)	$2,058,120

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2098 on June 30, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

	2004		2005		2005
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	EURO	150,143	EURO	167,405	$202,526

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries		4,943		6,945	8,402
Depreciation and amortization		71,565		95,080	115,028
Provision (benefit) for deferred income taxes		1,898		2,596	3,141
Termination indemnities matured during the period—net		2,593		1,648	1,994
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable		(97,941)		(129,403)	(156,552)
Prepaid expenses and other		7,586		(41,230)	(49,880)
Inventories		19,039		57,791	69,915
Accounts payable		22,130		46,717	56,518
Accrued expenses and other		21,458		17,313	20,946
Accrual for customers' right of return		617		2,442	2,954
Income taxes payable		7,044		21,780	26,349

Total adjustments		60,932		81,679	98,815

Cash provided by operating activities	EURO	211,075	EURO	249,083	$301,341

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2098 on June 30, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005 (UNAUDITED)

	2004		2005		2005
	(Thousands of Euro)				(Thousands of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	EURO	(38,972)	EURO	(101,703)	$(123,040)
Disposals		0		459	555
Purchase of business		0		(73,092)	(88,427)
Decrease in investments		0		144,000	174,211
Increase in intangible assets		(1,526)		(3,605)	(4,361)

Cash used in investing activities		(40,497)		(33,941)	(41,062)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds		370,000		220,434	266,681
Repayments		(312,166)		(349,565)	(422,904)
Increase (decrease) in overdraft balances		(177,604)		113,509	137,323
Exercise of stock options		912		10,722	12,971
Dividends		(95,464)		(103,484)	(125,195)

Cash used in financing activities		(214,322)		(108,384)	(131,123)

CHANGE IN CASH AND CASH EQUIVALENTS		(43,744)		106,758	129,155
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		299,937		257,349	311,341
Effect of exchange rate changes on cash and cash equivalents		3,798		17,255	20,875

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	EURO	259,991	EURO	381,362	$461,372

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	EURO	21,173	EURO	30,931	$37,420
Cash paid during the period for income taxes	EURO	47,073	EURO	68,465	$82,829

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.2098 on June 30, 2005 (see Note 7).

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

        The accompanying consolidated balance sheet as of June 30, 2005 and the related statements of consolidated income and cash flows for the six months ended June 30, 2004 and 2005 and the statement of consolidated shareholders' equity for the six months ended June 30, 2005 of Luxottica Group S.p.A. and subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of June 30, 2005, the statements of consolidated income and cash flows for the six months ended June 30, 2004 and 2005 and the statement of consolidated shareholders' equity for the six months ended June 30, 2005 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of June 30, 2004 and 2005 and for the six months ended June 30, 2004 and 2005 have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2004. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the operating results for the full year.

        The December 31, 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.  ACQUISITION OF OPSM

        On June 16, 2003, the Company's wholly owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations have been reported in the Company's consolidated financial results since August 1, 2003.

        On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the unowned remaining outstanding shares of OPSM Group.

        At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group's shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

        On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100.0 percent of OPSM Group's shares. The difference between the purchase price and the value of the minority interest in OPSM has been preliminarily allocated entirely to goodwill.

3.    ACQUISITION OF COLE NATIONAL

        On July 23, 2003, the Company formed an indirect wholly-owned subsidiary, Colorado Acquisition Corp., for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Colorado Acquisition Corp. consummated its merger with Cole. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately U.S. $500.6 million. In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of Euro 253.3 million (U.S. $310.9 million). The results of Cole have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, U.S. $520.1 million (including the purchase price of U.S. $500.6 million plus approximately U.S. $19.5 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have not yet been completed. As such, the final allocation of assets may change during 2005. The excess of purchase price over net assets acquired ("goodwill") has been recorded in the accompanying consolidated balance sheet.

        The purchase price (including acquisition-related expenses) has been allocated based upon the valuation of the Company's acquired assets and liabilities currently assumed as follows (in thousands of Euro):

Assets purchased:
Cash and cash equivalents	60,762
Inventories	89,631
Accounts receivable	46,333
Prepaid expenses and other current assets	12,503
Property, plant and equipment	112,720
Trade names (useful lives 25 years, no residual value)	72,909
Distributor network (useful life 23 years, no residual value)	98,321
Customer lists and contracts (useful lives 21-23 years, no residual value)	68,385
Other intangibles	37,122
Asset held for sale—Pearle Europe	143,617
Other assets including deferred tax assets	11,299
Liabilities assumed:
Accounts payable	(47,781)
Accrued expenses and other current liabilities	(177,570)
Deferred tax liabilities	(21,550)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non-current liabilities	(75,444)

Fair Value of Net Assets	155,305
Goodwill	268,435

Total Purchase Price	423,740

        The amount of goodwill has not changed materially from the December 31, 2004 valuation.

        The Company believes that the preliminary allocation of the purchase price is reasonable, but it is subject to revision upon completion of the final valuation of certain assets and liabilities, which is expected to occur during the third quarter of 2005. As such, the purchase price allocation set forth above may change subsequent to June 30, 2005 to reflect the final amounts.

        Included under the caption "Asset Held For Sale" in the above table and on the consolidated balance sheet at December 31, 2004 is the fair value of the Company's investment in Pearle Europe B.V. ("PE") established through negotiations with the majority shareholder of PE to acquire the asset. As part of the acquisition of Cole, the Company acquired approximately 21 percent of PE's outstanding shares. A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euro, which is not the functional currency of the subsidiary that held the investment, the Company has recorded a foreign exchange loss of approximately U.S. $3.0 million during the six months ended June 30, 2005 relating to the changes in the U.S. dollar/Euro exchange rate between December 31, 2004 and January 5, 2005 (the date of closing).

        On October 17, 2004, Cole caused its subsidiary to purchase U.S. $150.0 million principal amount of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for U.S. $175.5 million, which amount represented all of the issued and outstanding notes of such series. On November 30, 2004, Cole caused its subsidiary to redeem all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for U.S. $126.4 million.

4.  INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2004		June 30, 2005

Raw materials	EURO	50,656	EURO	48,375
Work in process		24,486		25,434
Finished goods		358,016		326,042

Total	EURO	433,158	EURO	399,833

5.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

6.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 12,680,660 ordinary shares of the Company were outstanding at June 30, 2005. Outstanding options granted under the Company's Stock Option Plans (11,680,660 ordinary shares) become exercisable in three equal annual installments and expire on or before January 31, 2014. During the first six months of 2005, 1,162,100 options were exercised.

        Options granted in 2004 under a Company Incentive Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006.

        As the Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation expense was recorded for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on the option's date of grant. Compensation expense will be recorded for the options issued under the Company's Incentive Plans based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company's currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

        In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R is effective for the Company on January 1, 2006. The Company is currently evaluating the impact of the adoption of SFAS 123-R.

7.  U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2005 are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2098, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 30, 2005. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

8.  INCOME TAXES

        The Company's 2004 effective tax rate is less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes, which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

9.  SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-segment transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names (in thousands of Euro).

Six months ended June 30,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2005
Net revenues	695,195	1,599,638	(112,266)	2,182,567
Operating income	168,031	177,121	(42,980)	302,172
Identifiable assets	1,670,142	1,263,055	2,055,057	4,988,253
2004
Net revenues	611,799	1,062,700	(93,669)	1,580,830
Operating income	140,470	143,515	(24,749)	259,237
Identifiable assets	1,596,227	893,554	1,473,814	3,963,594

10.  COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases as disclosed in the Company's 2004 consolidated financial statements could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that it has meritorious defenses against these claims, which the Company will vigorously pursue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2004 AND 2005

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries and affiliates ("Sunglass Hut"), OPSM Group Ltd. and subsidiaries and affiliates and, since October 2004, Cole National Corporation ("Cole") and its subsidiaries. As of June 30, 2005, the Company's retail division consisted of 5,654 owned or leased department retail locations and 505 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total

LensCrafters	891			891
Sunglass Hut	1,562	104	163	1,829
OPSM Group			560	560
Cole National Group	2,374			2,374
Franchised locations	475		30	505

	5,302	104	753	6,159

(1)
"Asia-Pacific" in our Retail Division consists of Australia, New Zealand, Singapore, Malaysia and Hong Kong.

        Our net sales consist of, among other items, direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        The Company's results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2004 of Euro 1.00 = U.S. $1.2273 to Euro 1.00 = U.S. $1.2847 in the first six months of 2005. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency rate fluctuation between the Euro and the Australian Dollar ("AUD"). The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the first six months of 2004 of Euro 1.00 = AUD 1.6620 to Euro 1.00 = AUD 1.6628 in the first six months of 2005. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have negatively impacted the Company's reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM Group it did not already own. The offer was for AUD 4.35 per share including a fully franked dividend of AUD 0.15 per share declared by OPSM (resulting in a net price of AUD 4.20 per share). For further details, see Note 2, "Acquisition of OPSM".

        On October 4, 2004, the Company acquired all of the issued and outstanding shares of Cole National Corporation through a merger. The aggregate purchase price for the shares purchased in the merger and the cancellation of Cole outstanding options and restricted stock and acquisition-related costs was U.S. $520.1 million (Euro 423.7 million based on the exchange rate in effect at such time).

        The Company believes that its combination with Cole will:

•
strengthen its retail operations in the United States;

•
strengthen its managed vision care business by increasing the number of people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•
provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

        The Company is executing its strategic integration plan with respect to Cole. Since the consummation of the acquisition, the Company has begun to consolidate Cole's headquarters with its Luxottica Retail headquarters in Mason, Ohio, and combine various general and administrative functions.

        The integration of our financial and human resources systems is now complete. The Company also intends to complete the migration of Cole's corporate functions by October 2005.

        The Company's integration plans also include combining Luxottica Retail's and Cole's operating systems. The Company plans to have integrated the inventory management and assortment planning systems by the end of October 2005 and to finalize the integration of product assortment by December 2005. The Company also plans to integrate the distribution centers by the end of 2006.

        The Company is integrating its Managed Vision Care system with Cole's, resulting in a single brand (EyeMed) going forward. The Company has already begun selling the new combined product and plans to complete combining the Managed Vision Care systems by October 2005.

        The Company expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        The Company expects that its integration with Cole will result in synergies in the following areas:

•
general and administrative; and

•
sale of the Company's manufactured products.

        The primary factors that may influence the Company's ability to execute its integration plans and realize the anticipated cost savings include:

•
the Company's ability to minimize the disruptive effect of the integration on the management of the Company's retail business;

•
the timely creation and effective implementation of uniform standards, controls, procedures and policies;

•
the capacity of the Company's operating systems and their ability to support the Cole business; and

•
the cultural differences between the Company's organization and Cole's organization.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2005

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Six months ended June 30,

	2004		%	2005		%

Net sales	EURO	1,580,830	100.0	EURO	2,182,567	100.0
Cost of sales		498,888	31.6		698,478	32.0

Gross profit		1,081,942	68.4		1,484,089	68.0
Selling, advertising, general and administrative expense		822,705	52.0		1,181,917	54.2

Income from operations		259,237	16.4		302,172	13.8
Other (expense) income—net		(20,628)	1.3		(20,962)	1.0

Income before provision for income taxes		238,609	15.1		281,210	12.9
Provision for income taxes		83,523	5.3		106,860	4.9
Minority interests		4,943	0.3		6,945	0.3

Net income	EURO	150,143	9.5	EURO	167,405	7.7

        Net Sales—Net sales increased 38.1 percent to Euro 2,182.6 million during the first six months of 2005 as compared to Euro 1,580.8 million for the same period of 2004.

        Net sales in the retail segment through LensCrafters, Sunglass Hut, OPSM and Cole increased by 50.5 percent to Euro 1,599.6 million for the first six months of 2005 from Euro 1,062.7 million for the same period of 2004. This increase was primarily due to the inclusion of Cole's sales in our results of operations for the first six months of 2005, which amounted to Euro 487.7 million, partially offset by the weakening of the U.S. dollar against the Euro. The effect of the weakening of the U.S. dollar on the first six months of 2005 retail sales in North America was approximately Euro 65.0 million.

        Net sales to third parties in the manufacturing and wholesale segment increased by 13.0 percent to Euro 585.3 million for the first six months of 2005 as compared to Euro 518.1 million in the same period of 2004. This increase was mainly attributable to increased sales of our Ray-Ban brand and Vogue product line as well as sales of Prada, Versace and Chanel branded products, primarily in the European and North American markets.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 1,482.1 million during the first six months of 2005, comprising 67.9 percent of total net sales, an increase of Euro 541.4 million from the same period of 2004. This increase was primarily due to the inclusion of Cole's sales in our results of operations for the first six months of 2005, which amounted to Euro 487.7 million, partially offset by the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase in net sales of U.S. $749.7 million as compared to the same period of 2004). Net sales for operations in "Asia-Pacific" were Euro 227.5 million during the first six months of 2005 compared to Euro 215.8 million in the same period of 2004; net sales for operations in "Asia-Pacific" during the first six months of 2005 comprised 10.4 percent of total net sales. Net sales for the rest of the world accounted for the remaining Euro 473.0 million of net sales during the first six months of 2005, which represented an 11.5 percent increase as compared to the same period of 2004.

        During the first six months of 2005, net sales in the retail segment accounted for approximately 73.2 percent of total net sales, as compared to approximately 67.2 percent of net sales in the same period of 2004.

        Cost of Sales—Cost of sales increased by 40.0 percent to Euro 698.5 million in the first six months of 2005, from Euro 498.9 million in the same period of 2004, and increased as a percentage of net sales to 32.0 percent from 31.6 percent. Cost of sales in the retail segment increased by Euro 187.2 million, primarily due to the inclusion of Cole's cost of sales in our results of operations, partially offset by the weakening of the U.S. dollar against the Euro. Cost of sales in the manufacturing and wholesale segment increased by Euro 24.8 million due to the increase in net sales. Manufacturing labor costs increased by 18.5 percent to Euro 150.6 million in the first six months of 2005 from Euro 127.1 million in the same period of 2004. As a percentage of net sales, cost of labor decreased to 6.9 percent for the first six months of 2005 from 8.0 percent for the same period of 2004. For the first six months of 2005, the average number of frames produced daily in Luxottica's facilities was approximately 118,500 as compared to 128,400 for the same period of 2004.

        Gross Profit—For the reasons outlined above, gross profit increased by 37.2 percent to Euro 1,484.1 million in the first six months of 2005 from Euro 1,081.9 million in the same period of 2004. As a percentage of net sales, gross profit decreased to 68.0 percent in the first six months of 2005 from 68.4 percent in the same period of 2004 due to the inclusion of Cole results.

        Operating Expenses—Total operating expenses increased by 43.7 percent to Euro 1,181.9 million in the first six months of 2005 from Euro 822.7 million in the same period of 2004. As a percentage of net sales, operating expenses increased to 54.2 percent in the first six months of 2005 from 52.0 percent in the same period of 2004.

        Selling and advertising expenses (including royalty expenses) increased by 43.9 percent to Euro 950.4 million during the first six months of 2005, from Euro 660.6 million in the same period of 2004. Euro 248.7 million of this increase is attributable to the inclusion of Cole in our results of operations. This increase was partially offset by the weakening of the U.S. dollar, which decreased U.S. selling and advertising expenses by Euro 31.6 million. As a percentage of net sales, selling and advertising expenses increased to 43.5 percent in the first six months of 2005 from 41.8 percent in the same period of 2004. This increase as a percentage of sales is primarily attributable to the consolidation of Cole's results in our results of operations. Management believes that such increase is temporary, primarily because Cole's business is in the process of restructuring.

        General and administrative expenses, including intangible asset amortization, increased by 42.8 percent to Euro 231.5 million in the first six months of 2005 from Euro 162.1 million in the same period of 2004. Euro 59.1 million of this increase is attributable to the inclusion of Cole in our results of operations. This increase was partially offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 6.1 million. As a percentage of net sales, general and administrative expenses increased to 10.6 percent in the first six months of 2005 from 10.3 percent in the same period of 2004. This increase was primarily due to the consolidation of Cole's results in our results of operations. The restructuring of Cole operations is underway and it is expected that the general and administrative costs of the Group will decrease as a percentage of sales during 2005.

        Income from Operations—Income from operations for the first six months of 2005 increased by 16.6 percent to Euro 302.2 million, from Euro 259.2 million in the same period of 2004. As a percentage of net sales, income from operations decreased to 13.8 percent in the first six months of 2005 from 16.4 percent in the same period of 2004.

        Operating margin in the manufacturing and wholesale distribution segment increased to 24.2 percent in the first six months of 2005 from 23.0 percent in the same period of 2004. This increase in operating margin is attributable to lower sales commissions and higher gross profit due to a more favorable product mix.

        Operating margin in the retail segment decreased to 11.1 percent in the first six months of 2005 from 13.5 percent in the same period of 2004 due to the consolidation of Cole's results in our results of operations. In 2005, it is management's expectation that the retail segment operating margin will be lower than 2004, since Cole's operating margin is lower than the rest of the retail segment. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        Other Income (Expense)—Net—Other income (expense)—net was Euro (21.0) million in the first six months of 2005 as compared to Euro (20.6) million in the same period of 2004. This increase in other income (expense)—net is mainly attributable to higher interest expenses of Euro 6.3 million primarily due to the increase in net debt used to finance the Cole acquisition and rising interest rates in the U.S., partially offset by higher net realized and unrealized foreign exchange transaction gains and remeasurement gains mainly related to the strengthening of the U.S. dollar during the period. With the acquisition of Cole and a trend in rising interest rates, the Company expects a significant increase in interest expense for 2005 as compared to 2004.

        Net Income—Income before taxes increased by 17.9 percent to Euro 281.2 million in the first six months of 2005 from Euro 238.6 million in the same period of 2004. As a percentage of net sales, income before taxes decreased to 12.9 percent in the first six months of 2005, from 15.1 percent in the same period of 2004. Minority interest increased to Euro (6.9) million in the first six months of 2005 from Euro (4.9) million in the same period of 2004. The Company's effective tax rate was 38.0 percent in the first six months of 2005, while it was 35.0 percent in the same period of 2004. The effective tax rate is estimated to be between 37 and 40 percent in 2005 as the Company has ended its permanent benefits from subsidiaries' losses. Net income increased by 11.5 percent to Euro 167.4 million in the first six months of 2005 from Euro 150.1 million in the same period of 2004. Net income as a percentage of net sales decreased to 7.7 percent in the first six months of 2005 from 9.5 percent in the same period of 2004.

        Basic and diluted earnings per share for the first six months of 2005 were Euro 0.37, as compared to Euro 0.34 (basic) and Euro 0.33 (diluted) for the same period of 2004.

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of Cole for the six-month period ended June 30, 2004. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first six months of 2005 and the first six months of 2004 are calculated using for each currency the average exchange rate for the six-month period ended June 30, 2004.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company (in millions of Euro).

	1H 04 U.S. GAAP results	1H 05 U.S. GAAP results	Adjustment for constant exchange rates	1H 05 adjusted results

Consolidated net sales	1,580.8	2,182.6	69.3	2,251.9
Manufacturing and wholesale net sales	611.8	695.2	8.3	703.5
Retail net sales	1,062.7	1,599.6	65.3	1,664.9

        The Company has included the following table of consolidated adjusted sales and operating income for the first six months of 2004. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2004 and 2005 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the inclusion in the adjusted amounts of the consolidated results of Cole for the six-month period ended June 30, 2004; and

2.
the elimination of wholesale sales to Cole from Luxottica Group entities for the six-month period ended June 30, 2004.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Cole acquisition been completed as of January 1, 2004.

        The following table reflects the Company's consolidated net sales and income from operations for the first six months of 2004 as reported and as adjusted (in millions of Euro):

	1H 04 U.S. GAAP results	Adjustment for Cole	1H 04 adjusted results

Consolidated net sales	1,580.8	491.9	2,072.7
Consolidated income from operations	259.2	(7.6)	251.6

        The following table summarizes the combined effect on consolidated net sales of exchange rates and the Cole acquisition, to allow a comparison of operating performance on a consistent basis (in millions of Euro):

	Consolidated Net Sales

	1H 04	1H 05	% change

US GAAP results	1,580.8	2,182.6	+38.1%
Exchange rate effect		69.3
Constant exchange rate	1,580.8	2,251.9	+42.5%
Cole results in 2004	491.9
Consistent basis	2,072.7	2,251.9	+8.6%

        The 8.6 percent increase in net sales on a consistent basis in the first six months of 2005 as compared to the same period of 2004, as adjusted, is mainly attributable to the additional sales of our Ray-Ban product lines, as well as to the additional sales of the new Prada and Versace product lines and increased comparable store sales1 of our retail division.

(1)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the first six months of 2005 includes relevant stores of the former Cole National business as if the Cole National acqusition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004 acquisition date.

        The following table summarizes the effect on consolidated income from operations of the Cole acquisition to allow a comparison of operating performance on a consistent basis (in millions of Euro):

	Consolidated Income from Operations

	1H 04	1H 05	% change

US GAAP results	259.2	302.2	16.6%
% of net sales	16.4%	13.8%

Cole results in 2004	(7.6)

Consistent basis	251.6	302.2	20.1%
% of net sales	12.1%	13.8%

        On a consolidated adjusted basis, including Cole's results for the six-month period ended June 30, 2004, income from operations in the six-month period ended June 30, 2005 would have increased by 20.1 percent and operating margin would have increased to 13.8 percent from 12.1 percent as compared to the same period of 2004.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2005

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income (in thousands of Euro).

	Three months ended June 30,

	2004		%	2005		%

Net sales	EURO	811,711	100.0	EURO	1,145,566	100.0
Cost of sales		254,843	31.4		364,419	31.8

Gross profit		556,868	68.6		781,146	68.2
Selling, advertising, general and administrative expense		417,742	51.5		615,422	53.7

Income from operations		139,126	17.1		165,724	14.5
Other (expense) income—net		(14,278)	1.8		(13,591)	1.2

Income before provision for income taxes		124,848	15.4		152,133	13.3
Provision for income taxes		43,652	5.4		57,811	5.0
Minority interests		2,229	0.3		3,255	0.3

Net income	EURO	78,967	9.7	EURO	91,067	7.9

        Net Sales—Net sales increased 41.1 percent to Euro 1,145.6 million during the second quarter of 2005 as compared to Euro 811.7 million for the same period of 2004.

        Net sales in the retail segment through LensCrafters, Sunglass Hut, OPSM and Cole increased by 53.4 percent to Euro 842.9 million for the second quarter of 2005 from Euro 549.4 million for the same period of 2004. This increase was primarily due to the inclusion of Cole's sales in our results of operations for the second quarter of 2005, which amounted to Euro 251.1 million, partially offset by the weakening of the U.S. dollar against the Euro. The effect of the weakening of the U.S. dollar on the second quarter of 2005 retail sales in North America was approximately Euro 32.7 million.

        Net sales to third parties in the manufacturing and wholesale segment increased by 16.3 percent to Euro 305.0 million for the second quarter of 2005 as compared to Euro 262.3 million in the same period of 2004. This increase was mainly attributable to increased sales of our Ray-Ban brand and Vogue product line as well as sales of Prada, Versace and Bulgari branded products, primarily in the European and North American markets.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 784.5 million during the second quarter of 2005, comprising 68.5 percent of total net sales, an increase of Euro 293.3 million from the same period of 2004. This increase was primarily due to the inclusion of Cole's sales in our results of operations for the second quarter of 2005, which amounted to Euro 251.1 million, partially offset by the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase in net sales of U.S. $396.6 million as compared to the same period of 2004). Net sales for operations in "Asia-Pacific" were Euro 115.7 million during the second quarter of 2005 compared to Euro 105.8 million in the same period of 2004; net sales for operations in "Asia-Pacific" during the second quarter of 2005 comprised 10.1 percent of total net sales. Net sales for the rest of the world accounted for the remaining Euro 245.4 million of net sales during the second quarter of 2005, which represented a 14.3 percent increase as compared to the same period of 2004.

        During the second quarter of 2005, net sales in the retail segment accounted for approximately 73.4 percent of total net sales, as compared to approximately 67.7 percent of net sales in the same period of 2004.

        Cost of Sales—Cost of sales increased by 43.0 percent to Euro 364.4 million in the second quarter of 2005, from Euro 254.8 million in the same period of 2004, and increased as a percentage of net sales to 31.8 percent from 31.4 percent. Cost of sales in the retail segment increased by Euro 100.5 million, primarily due to the inclusion of Cole's cost of sales in our results of operations, partially offset by the weakening of the U.S. dollar against the Euro. Cost of sales in the manufacturing and wholesale segment increased by Euro 16.1 million due to the increase in net sales. Manufacturing labor costs increased by 27.7 percent to Euro 82.1 million in the second quarter of 2005 from Euro 64.3 million in the same period of 2004. As a percentage of net sales, cost of labor decreased to 7.2 percent for the second quarter of 2005 from 7.9 percent for the same period of 2004. For the second quarter of 2005, the average number of frames produced daily in Luxottica's facilities was approximately 123,500 as compared to 129,000 for the same period of 2004.

        Gross Profit—For the reasons outlined above, gross profit increased by 40.3 percent to Euro 781.1 million in the second quarter of 2005 from Euro 556.9 million in the same period of 2004. As a percentage of net sales, gross profit decreased to 68.2 percent in the second quarter of 2005 from 68.6 percent in the same period of 2004 due to the inclusion of Cole results.

        Operating Expenses—Total operating expenses increased by 47.3 percent to Euro 615.4 million in the second quarter of 2005 from Euro 417.7 million in the same period of 2004. As a percentage of net sales, operating expenses increased to 53.7 percent in the second quarter of 2005 from 51.5 percent in the same period of 2004.

        Selling and advertising expenses (including royalty expenses) increased by 47.0 percent to Euro 494.7 million during the second quarter of 2005, from Euro 336.4 million in the same period of 2004. Euro 126.8 million of this increase is attributable to the inclusion of Cole in our results of operations. This increase was partially offset by the weakening of the U.S. dollar, which decreased U.S. selling and advertising expenses by Euro 15.6 million. As a percentage of net sales, selling and advertising expenses increased to 43.2 percent in the second quarter of 2005 from 41.4 percent in the same period of 2004. This increase as a percentage of sales is primarily attributable to the consolidation of Cole's results in our results of operations. Management believes that such increase is temporary, primarily because Cole's business is in the process of restructuring.

        General and administrative expenses, including intangible asset amortization, increased by 48.4 percent to Euro 120.8 million in the second quarter of 2005 from Euro 81.4 million in the same period of 2004. Euro 30.0 million of this increase is attributable to the inclusion of Cole in our results of operations. This increase was partially offset by the weakening of the U.S. dollar, which decreased U.S.

general and administrative expenses by Euro 3.1 million. As a percentage of net sales, general and administrative expenses increased to 10.5 percent in the second quarter of 2005 from 10.0 percent in the same period of 2004. This increase was primarily due to the consolidation of Cole's results in our results of operations. The restructuring of Cole operations is underway and it is expected that the general and administrative costs of the Group will decrease as a percentage of sales during 2005.

        Income from Operations—Income from operations for the second quarter of 2005 increased by 19.1 percent to Euro 165.7 million, from Euro 139.1 million in the same period of 2004. As a percentage of net sales, income from operations decreased to 14.5 percent in the second quarter of 2005 from 17.1 percent in the same period of 2004.

        Operating margin in the manufacturing and wholesale distribution segment increased to 24.5 percent in the second quarter of 2005 from 23.1 percent in the same period of 2004. This increase in operating margin is attributable to lower sales commissions and higher gross profit due to a more favorable product mix that includes the sale of more designer products which carry higher operating margins.

        Operating margin in the retail segment decreased to 11.9 percent in the second quarter of 2005 from 14.5 percent in the same period of 2004 due to the consolidation of Cole's results in our results of operations. In 2005, it is management's expectation that the retail segment operating margin will be lower than 2004, since Cole's operating margin is lower than the rest of the retail segment. Management expects that the North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

        Other Income (Expense)—Net—Other income (expense)—net was Euro (13.6) million in the second quarter of 2005 as compared to Euro (14.3) million in the same period of 2004. This decrease in other income (expense)—net is mainly attributable to net realized and unrealized foreign exchange transaction and remeasurement gains recognized in the second quarter of 2005, as compared to losses on similar items in the same period of 2004, partially offset by higher interest expenses due to the increase in net debt used to finance the Cole acquisition. With the acquisition of Cole and a trend in rising interest rates, the Company continues to expect a significant increase in interest expense for 2005 as compared to 2004.

        Net Income—Income before taxes increased by 21.9 percent to Euro 152.1 million in the second quarter of 2005 from Euro 124.8 million in the same period of 2004. As a percentage of net sales, income before taxes decreased to 13.3 percent in the second quarter of 2005, from 15.4 percent in the same period of 2004. Minority interest increased to Euro (3.3) million in the second quarter of 2005 from Euro (2.2) million in the same period of 2004. The Company's effective tax rate was 38.0 percent in the second quarter of 2005, while it was 35.0 percent in the same period of 2004. Net income increased by 15.3 percent to Euro 91.1 million in the second quarter of 2005 from Euro 79.0 million in the same period of 2004. Net income as a percentage of net sales decreased to 7.9 percent in the second quarter of 2005 from 9.7 percent in the same period of 2004.

        Basic and diluted earnings per share for the second quarter of 2005 were Euro 0.20, as compared to Euro 0.18 (both basic and diluted) for the same period of 2004.

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of Cole for the three-month period ended June 30, 2004. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the second quarter of 2005 and the second quarter of 2004 are calculated using for each currency the average exchange rate for the three-month period ended June 30, 2004.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company (in millions of Euro).

	2Q 04 U.S. GAAP results	2Q 05 U.S. GAAP results	Adjustment for constant exchange rates	2Q 05 adjusted results

Consolidated net sales	811.7	1,145.6	31.5	1,177.1
Manufacturing and wholesale net sales	313.1	368.3	3.8	372.1
Retail net sales	549.4	842.9	30.0	872.9

        The Company has included the following table of consolidated adjusted sales and operating income for the second quarter of 2004. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2004 and 2005 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the inclusion in the adjusted amounts of the consolidated results of Cole for the three-month period ended June 30, 2004; and

2.
the elimination of wholesale sales to Cole from Luxottica Group entities for the three-month period ended June 30, 2004.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Cole acquisition been completed as of January 1, 2004.

        The following table reflects the Company's consolidated net sales and income from operations for the second quarter of 2004 as reported and as adjusted (in millions of Euro):

	2Q 04 U.S. GAAP Results	Adjustment for Cole	2Q 04 adjusted results

Consolidated net sales	811.7	256.8	1,068.5
Consolidated income from operations	139.1	3.2	142.3

        The following table summarizes the combined effect on consolidated net sales of exchange rates and the Cole acquisition, to allow a comparison of operating performance on a consistent basis (in millions of Euro):

	Consolidated Net Sales

	2Q 04	2Q 05	% change

US GAAP results	811.7	1,145.6	+41.1%
Exchange rate effect		31.5
Constant exchange rate	811.7	1,177.1	+45.0%
Cole results in 2004	256.8
Consistent basis	1,068.5	1,177.1	+10.2%

        The 10.2 percent increase in net sales on a consistent basis in the second quarter of 2005 as compared to the same period of 2004, as adjusted, is mainly attributable to the additional sales of our Ray-Ban product lines, as well as to the additional sales of the new Prada and Versace product lines and increased comparable store sales2 of our retail division.

(2)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the second quarter of 2005 includes relevant stores of the former Cole National business as if the Cole National acqusition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004 acquisition date.

        The following table summarizes the effect on consolidated income from operations of the Cole acquisition to allow a comparison of operating performance on a consistent basis (in millions of Euro):

	Consolidated Income from Operations

	2Q 04	2Q 05	% change

US GAAP results	139.1	165.7	19.1%
% of net sales	17.1%	14.5%

Cole results in 2004	3.2

Consistent basis	142.3	165.7	16.4%
% of net sales	13.3%	14.5%

        On a consolidated adjusted basis, including Cole's results for the three-month period ended June 30, 2004, income from operations in the three-month period ended June 30, 2005 would have increased by 16.4 percent and operating margin would have increased to 14.5 percent from 13.3 percent as compared to the same period of 2004.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    The Company's cash provided by operating activities was Euro 249.1 million for the first six months of 2005 as compared to Euro 211.1 million for the same period of 2004. Depreciation and amortization increased by Euro 23.5 million in the first six months of 2005 to Euro 95.1 million from Euro 71.6 million in the same period of 2004, mainly due to the Cole acquisition resulting in additional depreciation and amortization of Euro 22.6 million in the first six months of 2005, including amortization relating to its trade names. Accounts receivable was a use of cash in the first six months of 2005 of Euro 129.4 million as compared to a use of cash in the same period of 2004 of Euro 97.9 million. This change in cash flows from accounts receivable is primarily due to the increase in sales of our manufacturing and wholesale segment, along with an increase in accounts receivable in the retail segment due to the timing of payments in the North American retail division. Inventories were a source of cash in the first six months of 2005 of Euro 57.8 million compared to Euro 19.0 million in the same period of 2004. This change in cash flow from inventory is primarily due to an increase in the inventory turn. Prepaid expenses and other were a use of cash in the first six months of 2005 of Euro 41.2 million compared to a source of cash of Euro 7.6 million for the same period of 2004. This change in cash flow is primarily attributable to advance payments of Euro 30.0 million made by the Company to certain designers for future contracted minimum royalties. The amount of cash provided by operating activities for accounts payable and accrued expenses increased by Euro 24.6 million and decreased by Euro 4.1 million, respectively, in the first six months of 2005 as compared to the same period of 2004. The increase in accounts payable was caused primarily by the timing of payments to certain vendors by the North American retail division, the increase in amounts due for royalties to certain designers due to an increase in sales of branded products, and an increase in the warranty deferral for Cole licensed brands because of an increase in sales. Income tax payable was a source of cash in the first six months of 2005 of Euro 21.8 million as compared to Euro 7.0 million in the same period of 2004 due to timing of tax payments.

        Investing Activities.    The Company's cash from investing activities was a use of Euro 33.9 million for the first six months of 2005 as compared to a use of Euro 40.5 million for the same period of 2004. This Euro 6.6 million decrease is primarily attributable to the sale of Pearle Europe for Euro 144.0 million in January 2005, partly offset by the Company's acquisition of the remaining minority stake of OPSM for Euro 62.0 million which was completed in February 2005, two asset acquisitions carried out by the North American retail division for an aggregate amount of Euro 11.1 million, an increase of Euro 62.7 million of capital expenditures, partially due to the purchase of a new aircraft to replace the previous aircraft which became obsolete, and an increase in fixed assets relating to the U.S. retail segment in the first six months of 2005 including costs associated with the expansion of the North American Retail Division's home office. The expected aggregate cost of the home office expansion is U.S. $13.3 million and is expected to be completed in 2006.

        Financing Activities.    The Company's cash provided by/(used in) financing activities for the first six months of 2004 and 2005 was Euro (214.3) million and Euro (108.4) million, respectively. Cash used in financing activities for the first six months of 2004 was used primarily to repay long-term debt in the amount of Euro 300.0 million, to reduce bank overdrafts and to pay Euro 95.5 million of dividends to the Company's shareholders. In addition, the Company borrowed Euro 370.0 million from a new credit facility signed on June 3, 2004. Cash used by financing activities for the first six months of 2005 consisted primarily of the proceeds of Euro 208.0 million from long-term debt and Euro 113.5 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first six months of 2005 and to pay Euro 103.5 million of dividends to the Company's shareholders.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

        In June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The credit facility was guaranteed by Luxottica Group S.p.A. and matured in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and required equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allowed for maximum borrowings of U.S. $150 million. Interest accrued under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent. The credit facility allowed U.S. Holdings to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants. In June 2005, the Company repaid in full all of the outstanding amounts under this credit facility.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount was U.S. $275 million, which decreased by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts were settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap did not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such was marked to market with the gains or losses from the change in value reflected in current operations. In June 2005, the 2002 Swap expired.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.55 percent on June 30, 2005). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. At June 30, 2005, Euro 140 million had been drawn under the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.57 percent on June 30, 2005). The final maturity of all outstanding principal amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of June 30, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 240 million was outstanding as of June 30, 2005.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor for a fixed rate of 2.99 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The notes contain certain financial and operating covenants. As of June 30, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the "DB Swap"). The three separate agreements' notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanges the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        In September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of OPSM's performance rights and options, which entitled the Company to require the cancellation of all the performance rights and options still outstanding. The aggregate purchase price was AUD $442.7 million (Euro 253.7 million), including acquisition expenses, and was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.65 percent on June 30, 2005). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At June 30, 2005, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.68 percent on June 30, 2005). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of June 30, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Under this credit facility, Euro 175 million was outstanding as of June 30, 2005.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B and Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (EURO/U.S. $). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. At June 30, 2005, U.S. $320.0 million (Euro 264.5 million) had been drawn from Tranche C by U.S. Holdings. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. $ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on June 30, 2005 was 2.60 percent for Tranche A, 3.65 percent for Tranche B and 3.75 percent on Tranche C amounts borrowed by U.S. Holdings. The new credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of June 30, 2005. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A.—New York Branch

and Unicredit Banca d'Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 938.1 million was outstanding as of June 30, 2005.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

        In August 2004, OPSM renegotiated the recently expired multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility has a maximum available line of AUD 100 million. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At June 30, 2005, the interest rate was 6.08 percent on the borrowings denominated in Australian Dollars and 2.36 percent on the borrowings denominated in Hong Kong Dollars. The facility was utilized for an amount of AUD 12.5 million and HKD 125.0 million (AUD 21.0 million). The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. As of June 30, 2005, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On August 31, 2005, the Company agreed with the plaintiffs in the previously disclosed action commenced in May 2001 (the "Action") pending in the U.S. District Court for the Eastern District of New York relating to its acquisition of Sunglass Hut International, Inc. ("SGHI"), to a full and final settlement and release (the "Settlement") of all claims made in the Action. In the Action, the plaintiffs' principal claim was that certain payments made to the former Chairman of SGHI under a consulting, non-disclosure and non-competition agreement violated the "best price" rule under U.S. securities laws. The Settlement, for a payment of $14.5 million, is subject to final approval by the judge presiding over the Action. The amount of the settlement payment is not material and will not affect the Company's outlook for fiscal year 2005 previously communicated.

        On January 4, 2005, the Company launched the off-market takeover offer for all the Australian Stock Exchange listed OPSM Group shares it did not already own. At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group's shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

        On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005.

        On January 5, 2005, the Company announced that its subsidiary, Cole National Corporation, sold all its shares in Pearle Europe B.V., representing approximately 21 percent of that company's outstanding shares, to HAL Investments B.V., a subsidiary of HAL Holding N.V., for a cash purchase price of Euro 144 million (or approximately U.S. $191 million calculated for convenience at the January 4, 2005 noon buying rate). HAL Investments held the balance of Pearle Europe's outstanding shares (except for approximately one percent held by management). The Company gained control of the Pearle Europe shares in October 2004, as a result of its acquisition of the Cole National business. The sale was required by the Articles of Association of Pearle Europe in connection with the acquisition.

        On July 7, 2005, the Company announced that its subsidiary, SPV Zeta S.r.l., will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of RMB 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical had unaudited sales for the 2004 fiscal year of RMB 102 million (approximately Euro 10 million). Xueliang Optical has 79 stores in Beijing. Completion of the transaction remains subject to customary approvals by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by the beginning of 2006.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2004.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole, risks that expected synergies from the acquisition by Luxottica Group of Cole will not be realized as planned and that the combination of Luxottica Group's managed vision care business with Cole's will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2004 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ENRICO CAVATORTA
Date: September 29, 2005	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR S.p.A.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
HAAR - DEUTSCHLAND

LUXOTTICA PORTUGAL - COMERCIO DE OPTICA S.A.
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE SARL
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER -
LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-15351 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
NSW 2113 SYDNEY - AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
GRUBENSTRASSE 109
3322 URTENEN-SCHONBUHL
SWITZERLAND

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW - POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO
FINLAND

LUXOTTICA VERTRIEBSGESELLSCHAFT GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE -
PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
NSW 2113 SYDNEY - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9 PISO
ENTRE MOLIERE Y BLVD. M.
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
3-10-9 AOBADAI BUILDING
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
30 IMPALA ROAD - CHISLEHURSTON SANDTON 2196
JOHANNESBURG - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
LEVEL 6
75 TALAVERA ROAD
MACQUARIE PARK
NSW 2113 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 - SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
PLOT. 810-811
RIICO INDUSTRIAL AREA
PHASE II
BHIWADI 301019
RAJASTHAN - INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN-GAO BU TOWN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLE'S REPUBLIC OF CHINA

SUNGLASS HUT (UK) LIMITED
IRON BRIDGE CLOSE
GREAT CENTRAL WAY
LONDON, NW 10 ONW
UNITED KINGDOM

COLE NATIONAL CORPORATION
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

www.luxottica.com

QuickLinks

LUXOTTICA GROUP S.p.A. INDEX TO FORM 6-K